FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Tele Norte Celular Participações S.A.
(Tele Norte Cellular Holding Company)
(Translation of Registrant’s Name Into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia - DF,
Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ___ No   X

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Norte Celular Participações S.A.
Date: July 19, 2005	By:	/s/ Ricardo Del Guerra Perpetuo
	Name:	Ricardo Del Guerra Perpetuo
	Title:	Chief Financial Officer and Head of Investor Relations

EXHIBIT INDEX

99.1	VU-M Adjustment.